September 27, 2010

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:      HearUSA, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2009
Filed March 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2010
Form 10-Q for the Quarterly Period Ended June 26, 2010
Filed August 10, 2010
File No. 001-116655

Dear Mr. Owings:

This letter sets forth the responses of HearUSA, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated September 17, 2010, with respect to the above referenced Form 10-K, Proxy Statement and Form 10-Q.  We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 26, 2009

Item 7.  Management’s Discussion and Results of Operations and Financial Condition, page 20

Liquidity and Capital Resources, page 23

1.   Please expand your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. For example, provide a discussion regarding your Siemens credit facility and loan covenants as described in Note 7 on page 49 and your ability to generate income in light of your history of losses from continuing operations. Refer to Item 303(a)(1) of Regulation S-K.

H. Christopher Owings
September 27, 2010

The Company disclosed in the initial paragraphs of Management’s Discussion and Analysis (MD&A) included in the Form 10-K on page 20 that it had focused on profitability and cash flow during 2009.  Management also disclosed there that the current insurance market had caused many consumers and managed care providers to reassess benefits.  The disclosure continues with the following: “Some plans have reduced or eliminated benefits for 2010.  This will have a negative impact on revenues and margins.  The Company is actively adding additional managed care contracts to offset these losses.”  We believe that this disclosure should be read in conjunction with the disclosures following on page 23.

With respect to the Siemens credit facility, as disclosed in Note 7 to the financial statements, the Company complied with the loan covenants during the 2009 fiscal year, including the covenant relating to the minimum purchase requirements of the Supply Agreement which are described in detail on pages 49-50.  The Siemens credit facility does not include a covenant related to a minimum amount of revenues or net income.  Accordingly, management did not regard a discussion of the Siemens credit facility as useful here.

The Company disclosed management’s belief regarding the Company’s current cash position and stated that management determined that the Company’s current cash and cash equivalents and cash flow from continuing operations at current net revenue levels would be sufficient to support the Company’s operational needs through the next twelve months. Management believes that its assessment of the Company’s cash position along with the disclosure of the known uncertainty of the managed care contracts and management’s plan to manage cash flow provided the information material to understanding the Company’s liquidity and capital resources.  The Company could reiterate the facts stated in other portions of the MD&A as they relate to liquidity in the paragraph entitled “Liquidity and Capital Resources.”

Critical Accounting Policies, page 24

Goodwill, page 24

2.
Please tell us the percentage by which the fair value of your reporting units exceeded carrying value as of the date of the most recent test. If material goodwill does not exist at reporting units that are at risk of failing step one or no reporting units are at risk, please disclose that fact. Otherwise, if any of your reporting units are at risk of failing step one of the impairment test, please disclose:

•	The percentage by which fair value exceed carry value as of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and
•	A discussion of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

H. Christopher Owings
September 27, 2010

The fair value of our reporting units exceeded the carrying value as of the date of the most recent test on September 27, 2009, by 37% for the centers reporting unit and by 81% for the network reporting unit.  No goodwill was allocated to our e-commerce reporting unit.  None of our reporting units were at risk of failing step one of the impairment test.  Accordingly, no additional disclosure was provided in the Company’s Form 10-K.

In future filings, should the need arise and the facts warrant, the Company will disclose the following in more detail with regard to any reporting unit that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceed carry value as of the most recent step-one test;
•	Amount of goodwill allocated to the unit;
•	Description of the methodology used to determine fair value;
•	Description of key assumptions used and how the key assumptions were determined; and
•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that would have a negative effect on the key assumptions.

To the extent that none of our reporting units are at risk of failing step one of the goodwill impairment test, the Company will include in all future filings an additional disclosure in our critical accounting policies that states that none of our reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.

Item 8.  Financial Statements and Supplementary Data, page 29

Consolidated Balance Sheets, page 31

3.	Please tell us why there is no carrying value assigned to the Series J preferred stock.

The Company’s consolidated balance sheet presents the financial information in thousands.  The carrying value of the Series J Preferred Stock is $233 in the aggregate, as there are 233 shares outstanding with a per share par value of $1.00.  Although there is a reference to a stated value of $10,000 per share in the footnote disclosure, this term is analogous to the redemption or liquidation value.

Notes to Consolidated Financial Statements, page 36

Note 1.  Description of the Company and Summary of Significant Accounting Policies, page 36

Marketing Allowances, page 41

4.
Please disclose the amount of marketing allowances recorded as an offset to advertising expense for each year presented. In addition, please disclose whether the amount of advertising costs disclosed under the  “Advertising Costs” subheading include or exclude marketing allowances.

H. Christopher Owings
September 27, 2010

The Company’s advertising rebates, which represent a reimbursement of specific, incremental, identifiable advertising costs, are recorded as an offset to advertising expense and are included in the line item “Center Operating Expenses” on the Company’s Consolidated Statement of Operations. The amount of advertising costs disclosed under the “Advertising Costs” subheading is reported net of marketing allowances.

The marketing allowances were $2.4 million in 2009 and $2.7 million in 2008. The Company will disclose in future filings the total amount of marketing allowances recorded as an offset to advertising expense for each year presented.

Exhibit 10.8  Second Amended and Restated Credit Agreement

5.
We note that you have not included Exhibit C and the schedules to the Second Amended and Restated Credit Agreement, dated December 30, 2006, that was originally filed on April 6, 2007, and is incorporated by reference into this Form 10-K. Please review this, and all of your material agreements, and file any exhibits, schedules and/or appendices to these agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

The Company reviewed the Second Amended and Restated Credit Agreement and found that Exhibit C, which was Amendment No. 1 to the Amended and Restated Security Agreement, was not filed as an attachment to the Credit Agreement filed on April 6, 2007, because it was filed as a separate exhibit on April 6, 2007.  The Company had omitted the schedules to the Second Amended and Restated Credit Agreement, but will file those with the Company’s Form 10-Q for the third quarter along with any other exhibits or schedules that may have been omitted from any other material agreement listed in the Form 10-K.  The Company anticipates requesting confidential treatment for information contained in certain of the schedules to the Second Amended and Restated Credit Agreement.

Definitive Proxy Statement on Schedule 14A filed March 26, 2010

Proposal No. 1 Election of Directors, page 3

6.
For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

On page 3 of the Definitive Proxy Statement, the Company provided disclosure responsive to Item 401(e) of Regulation S-K.  This disclosure includes the experience, qualifications, attributes and skills that led the board of directors to conclude that each nominee should continue to serve as a director.  In addition to drawing upon the relevant business experience of each of the nominees included in the director nominees’ biographies, the disclosure states in relevant part:

“[W]e also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They have each demonstrated business acumen and an ability to exercise sound judgment, as well as commitment of service to HearUSA and our Board.”

H. Christopher Owings
September 27, 2010

The Company believes this disclosure is comparable to the disclosure of similarly situated public companies and that the disclosure provides all of the material information necessary for the shareholders to evaluate and elect the board of directors.

7.
We note your disclosure on page 6 regarding the establishment of a Lead Independent Director, and that Mr. Hansbrough serves as your President, Chief Executive Officer and Chairman of the Board. Please expand your disclosure to indicate why you have determined that your leadership structure is appropriate given your specific characteristics and circumstances. See Item 407(h) of Regulation S-K.

The Company intended the disclosure on page 6 of the Definitive Proxy Statement to be responsive to Item 407(h) of Regulation S-K.   The Definitive Proxy Statement provides in relevant part that “the Company’s corporate governance guidelines provide for the position of Lead Independent Director during any period that the Board has determined that it is best for the Chairman of the Board also to serve as Chief Executive Officer of the Company.” As reflected in the Definitive Proxy Statement, in February 2008, the Board determined to have Stephen Hansbrough serve as Chairman of the Board upon the retirement of Dr. Paul A. Brown.  At that time the board instituted the position of Lead Independent Director as a counterbalance to the fact that one person was serving as both Chief Executive Officer and Chairman.  The corporate governance guidelines of the Company also reflect this.  The Company will expand this in its 2011 proxy statement to ensure that shareholders understand the import of the role of Lead Independent Director and its relationship to the combined CEO/Chairman role.

Form 10-Q for the Quarterly Period Ended June 26, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

Revenues, page 22

8.
In the first full paragraph on page 22 you attribute your decrease in revenues primarily to “the loss of revenue related to a number of insurance plans eliminating, changing or limiting their hearing care benefits.” We note that you provide similar disclosure on page 20 of your Form 10-Q for the  preceding quarterly period ended March 27, 2010.  Please expand your disclosure to discuss whether you expect this trend to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Refer to Item 303 of Regulation S-K and SEC Release 333-8350.

The Company does not believe these losses in revenues will continue.  The Company stated this belief in the Company’s quarterly report on Form 10-Q for the first quarter of 2010.  The Company’s views on this matter had not changed since the previously filed Form 10-Q and so no updating to that information was provided.  The Company included on page 21 disclosure of the steps taken by the Company in response to the loss of revenues from the previously disclosed cancelled contract benefits.  It did not believe any other contracts were about to be cancelled, but because (as disclosed on page 21) the agreements may be terminated by either party on 90 days notice, it seemed inappropriate to state that none of them would be cancelled.  Accordingly, the Company believes that its disclosure in the Form 10-Q was complete at the time.  The Company will provide additional disclosure regarding its revenues, including updated information regarding the reinstatement of some of the previously cancelled contract benefits, in the Form 10-Q for its third quarter.

H. Christopher Owings
September 27, 2010

*     *     *     *

On behalf of the Company, we confirm that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely,

/s/ LaDawn Naegle

LaDawn Naegle

cc:	Stephen J. Hansbrough Chairman and Chief Executive Officer HearUSA, Inc.